                              Millennium Cell Inc.
                              1 Industrial Way West
                           Eatontown, New Jersey 07724





                                October 1, 2002


Via EDGAR and Facsimile (202) 942-9585

Mr. Russell Mancuso, Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 0306
Washington, DC  20549-0306

            Re:   Millennium Cell Inc.
                  Registration Statement on Form S-3 filed September 18, 2002 File No. 333-99753

Dear Mr. Mancuso:

      Pursuant to Rule 477 of the Securities Act of 1933, as amended, we hereby request withdrawal of the above-captioned registration statement. This registration statement has not been declared effective by the Commission. The selling shareholders named therein have not sold any securities under the registration statement.

      We are requesting withdrawal because certain terms of the debentures and warrants described in the registration statement may be modified. We intend to file a subsequent registration statement to register the shares underlying the debentures and warrants after either (i) agreement has been reached with the holders of these securities regarding modification of terms of the debentures and warrants or (ii) a determination has been made that the terms of the debentures and warrants will not be changed.

      We understand that this application to withdraw our registration statement on Form S-3 will become effective automatically upon filing with the Commission, unless the Commission objects within 15 days after the filing hereof.

Mr. Russell Mancuso, Special Counsel
October 1, 2002
Page 2




      If you have any questions, please contact Alyce C. Halchak (973) 596-4657 or Cheryl A. Gorman (973) 596-4865 of Gibbons, Del Deo, Dolan, Griffinger & Vecchione, P.C., the Company's outside counsel.

                                          Sincerely,



                                          /s/ Stephen S. Tang
                                          ------------------------------------
                                          Mr. Stephen S. Tang
                                          President and Chief Operating Officer